Exhibit 99.1
Gogoro Strengthens Capital Structure with New Credit Facility

Taipei, Taiwan, Sept. 28th, 2022 - Gogoro Inc. (Nasdaq: GGR), a global technology leader in battery swapping ecosystems that enables sustainable mobility solutions for cities, today announced it has signed a NT$10.7 billion (approximately $345 million)1 five-year credit facility agreement, with a two-year extension option, with a group of ten syndicated banks.
Led by Mega International Commercial Bank Co., Ltd., as the sole mandated lead arranger and bookrunner, the facility consists of two term loans and one revolving facility that will be used to pay off a current outstanding credit facility, purchase energy cells, support working capital and facilitate Gogoro Network operations in Taiwan. Provided Gogoro continues to meet carbon reduction contribution goals, a rate discount is applied. This highlights Mega Bank and other syndicated loan participants' focus on ESG, and Gogoro's ESG contribution.
“Today we signed a new $345 million syndicated loan that further strengthens our capital structure and cash reserves, and increases our liquidity, enabling us to deploy our business plans more efficiently,” said Bruce Aitken, chief financial officer of Gogoro. “The fact that we were able to raise our borrowing capacity and secure favorable terms and borrowing rates in today’s credit-cautious environment is validation from our banking partners that they understand and support Gogoro’s vision, and our ability to execute.”

About Gogoro
Founded in 2011 to rethink urban energy and inspire the world to move through cities in smarter and more sustainable ways, Gogoro leverages the power of innovation to change the way urban energy is distributed and consumed. Gogoro’s battery swapping and vehicle platforms offer a smart, proven and sustainable long-term ecosystem for delivering a new approach to urban mobility. Gogoro has quickly become an innovation leader in vehicle design and electric propulsion, smart battery design, battery swapping, and advanced cloud services that utilize artificial intelligence to manage battery availability and safety. The challenge is massive, but the opportunity to disrupt the status quo, establish new standards, and achieve new levels of sustainable transportation growth in densely populated cities is even greater. For more information, visit https://www.gogoro.com/news/ and follow Gogoro on Twitter: @wearegogoro.

Forward Looking Statements
This communication contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements generally relate to future events or Gogoro's future financial or operating performance. In some cases, you can identify forward looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "going to," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern Gogoro's expectations, strategy, priorities, plans or intentions. Forward-looking statements in this communication include, but are not limited to, the sufficiency of the Company’s cash reserves, the expected use of the proceeds from the credit facility agreement, the capability of Gogoro's technology, Gogoro's business plans including its ability to deploy its business plans and statements by Gogoro's chief financial officer. Gogoro's expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks related to the impact of the COVID-19 pandemic, risks related to macroeconomic factors including inflation and consumer confidence, risks related to political tensions, Gogoro's ability to effectively manage its growth, Gogoro's ability to launch and ramp up the production of its products and control its manufacturing costs and manage its supply chain
1 The credit facility is denominated in the New Taiwan Dollar. The total facility borrowing capacity is NT$10,700,000,000.

Exhibit 99.1
issues, Gogoro's risks related to ability to expand its sales and marketing abilities, Gogoro's ability to expand effectively into new markets, foreign exchange fluctuations, Gogoro's ability to develop and maintain relationships with its partners, risks related to operating in the PRC, regulatory risks and Gogoro's risks related to strategic collaborations, risks related to the China market and other international markets, alliances or joint ventures including Gogoro's ability to enter into and execute its plans related to strategic collaborations, alliances or joint ventures in order for such strategic collaborations, alliances or joint ventures to be successful and generate revenue, Gogoro's ability to raise additional capital, the risks related to the need for Gogoro to invest more capital in strategic collaborations, alliances or joint ventures, and the risk of Gogoro having to update the accounting treatment for its joint ventures. The forward looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in Gogoro's filings with the Securities and Exchange Commission ("SEC"), including in Gogoro's Form 20-F for the year ended December 31, 2021, which was filed on May 2, 2022 and in its subsequent filings with the SEC, copies of which are available on our website and on the SEC's website at www.sec.gov. The forward looking statements in this communication are based on information available to Gogoro as of the date hereof, and Gogoro disclaims any obligation to update any forward looking statements, except as required by law.